Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

JANUARY 2, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:               RSP Permian, Inc.

Registration Statement on Form S-1
File No. 333-192268

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), RSP Permian, Inc. (the “Company”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-192268 (the ‘‘Registration Statement’’).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 2, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per share of Common Stock, with a midpoint of $20.00 per share. In the Offering, the Company proposes to sell up to 9,225,000 shares of Common Stock. The selling stockholders propose to sell up to 10,775,000 shares of Common Stock. The selling stockholders have also granted the underwriters a 30-day option to purchase up to an aggregate of an additional 3,000,000 shares of Common Stock from the selling stockholders if the underwriters sell more than an aggregate of 20,000,000 shares of Common Stock (including the shares purchased from the selling stockholders) to cover overallotments. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein.  In addition, in an effort to provide the Staff with all information necessary for the Staff to complete its review on a timely basis, the Company is enclosing a marked copy of those pages of the Registration Statement that reflect the addition of the underwriters that are expected to participate in the Offering. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

*              *              *              *              *

If you have any questions with respect to the foregoing , please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.